UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 11, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Company”)
SIBANYE CONFIRMS RESUMPTION OF OPERATIONS AT BEATRIX
Westonaria, 10 February 2015: Sibanye Gold Limited (JSE: SGL &
NYSE: SBGL) is pleased to advise that it has reached formal
agreement with all representative unions at Beatrix, resulting in commitment from the unions to ensuring peaceful co-existence and hence a safe working environment. This has allowed management to resume operations at the affected sections from the evening shift on Monday 9 February 2015. Management will now focus on
completing its investigations into the cause of the violence in order to ensure that the perpetrators are identified and
appropriately dealt with.
The unions have agreed, inter alia, to:
· co-operate fully with the investigation;
· ensure that their members refrain from any acts of violent conduct;
· ensure the peaceful re-integration of affected employees
   into their places of residence; and
· participate in future initiatives aimed at ensuring the
   peaceful co-existence of multiple trade unions at Beatrix.
In turn, the Company has agreed, inter alia, to:
· conduct a thorough investigation into the events of 5 and 6
   February 2015; and
· institute appropriate disciplinary action against the
   perpetrators of the violence.
Neal Froneman, CEO of Sibanye, commented: “I commend the unions’
leadership on the mature and cooperative approach that they
adopted during a period of high emotion, making the safety and interests of their members their primary consideration. It is in the interests of all stakeholders, that the mines are able to operate safely and in a sustainable manner and this is an
encouraging example of how cooperation and understanding can result in a mutually beneficial outcome. This mature attitude bodes well for the future of mining in South Africa”.
Operations at Beatrix were suspended for two working days in the interest of the safety of its employees. The North and South sections produce approximately 25 kg (804oz) of gold per day, implying lost revenue of approximately R11.5 million per day.
Management is confident that this will be recovered during the course of the year.

“I would also like to commend management at Beatrix for the
strong leadership they demonstrated in dealing with this incident and securing this agreement, without a further escalation of the unfortunate violence.” Froneman concluded.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities
Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to
differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors,
including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking
statements include without limitation: economic, business,
political and social conditions in South Africa and elsewhere;
changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations;
the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of
hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial
action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly
environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled
employees, as well as its ability to attract sufficient
historically disadvantaged South Africans representation in its management positions; failure of Sibanye’s information
technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 11, 2015
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer